United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 000-49963

INTERNATIONAL FINANCIAL GROUP, INC.
(Exact name of registrant as specified in its charter)

P.O. BOX 10098 APO, GEORGE TOWN, GRAND CAYMAN, BRITISH WEST INDIES, AND
SUITE NO. 4 & 5, TEMPLE BLDG, MAIN AND PRINCE WILLIAM STREET, CHARLESTOWN, NEVIS, WI
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

50,000,000  Common shares, no par value
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

            Rule 12g-4(a)(1)(i)        [  ]                                              Rule 12h-3(b)(1)(i)        [X]
            Rule 12g-4(a)(1)(ii)       [  ]                                              Rule 12h-3(b)(1)(ii)        [  ]
            Rule 12g-4(a)(2)(i)        [  ]                                              Rule 12h-3(b)(2)(i)        [  ]
            Rule 12g-4(a)(2)(ii)       [  ]                                              Rule 12h-3(b)(1)(ii)        [  ]

Approximate number of holders of record as of the certification or notice date: 127 holders of record

Pursuant to the requirements of the Securities Exchange Act of 1934 INTERNATIONAL FINANCIAL GROUP, INC., has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:  November 10, 2006                                 By:__/s/ Daniel MacMullin____________________
                                                                                Daniel MacMullin, President and Director

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934.  The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed.  It may be signed by an officer of the registrant, by counsel or by any other duly authorized person.  The name and the title of the person signing the form shall be typed or printed under the signature.